Filed Pursuant to Rule 424(b)(2)
Registration No. 333-106272

Prospectus Supplement (To Prospectus Dated June 30, 2003)

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

October 25, 2004

Citigroup Global Markets Holdings Inc.

5,000,000 1% Principal-Protected Equity Linked Notes

Based Upon the S&P 500® Index

Due January 28, 2010

$10.00 per Note

•	The notes bear interest at the rate of 1% per annum. We will pay interest in cash semi-annually on the 28th day of January and July, commencing on January 28, 2005.

•	The notes will mature on January 28, 2010. You will receive at maturity, for each $10 principal amount of notes you hold, $10 plus a supplemental return amount, which may be positive or zero.

•	The supplemental return amount will be based on the average of the ending values of the S&P 500 Index on each monthly valuation date during the term of the notes.

•	If the index return (as defined herein) is less than or equal to an interest received percentage of 5.25%, the supplemental return amount will equal zero.

•	If the index return is greater than the interest received percentage, the supplemental return amount will equal the product of (a) $10 and (b) the index return minus the interest received percentage.

•	The notes have been approved for listing on the American Stock Exchange under the symbol “PSC.”

Investing in the notes involves a number of risks. See “ Risk Factors Relating to the Notes” beginning on page S-8.

“Standard & Poor’s®,” “Standard & Poor’s 500®,” “S&P 500®” and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Global Markets Holdings Inc. The notes have not been passed on by Standard & Poor’s or The McGraw-Hill Companies, Inc. as to their legality or suitability. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies, Inc. Standard & Poor’s and The McGraw-Hill Companies, Inc. make no warranties and bear no liability with respect to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus and prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	$10.00	$50,000,000
Underwriting Discount	$0.35	$1,750,000
Proceeds to Citigroup Global Markets Holdings Inc.	$9.65	$48,250,000

The underwriter expects to deliver the notes to purchasers on or about October 28, 2004.

SUMMARY

This summary highlights selected information from the accompanying prospectus and this prospectus supplement to help you understand the notes based upon the S&P 500 Index. You should carefully read this entire prospectus supplement and the accompanying prospectus to understand fully the terms of the notes, certain information regarding how the S&P 500 Index is calculated and maintained, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should, in particular, carefully review the section entitled “Risk Factors Relating to the Notes,” which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this prospectus supplement and the accompanying prospectus.

Selected Purchase Considerations

•	Current Income – The notes offer current income in the form of interest paid semi-annually.

•	Growth Potential – The supplemental return amount of the notes payable at maturity is based on the average of the ending values of the S&P 500 Index on each monthly valuation date during the term of the notes, enabling you to participate in potential increases in the average value of the S&P 500 Index during the term of the notes without having to acquire each of the underlying stocks.

•	Preservation of Capital – At maturity, we will pay you at least the principal amount of the notes, regardless of the performance of the S&P 500 Index.

•	Exchange Listing – Although the notes are expected to be “buy and hold” investments, they have been approved for listing on a major exchange.

•	Diversification – The notes are linked to the S&P 500 Index and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

•	Low Minimum Investment – Minimum investments start as low as $10 per note.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors Relating to the Notes” section of this prospectus supplement. Some are summarized here.

•	Possibility of No Capital Appreciation – The index return used to determine the supplemental return amount, if any, payable to you at maturity is based on the amount by which the average of the ending values of the S&P 500 Index on each monthly valuation date during the term of the notes exceeds the starting value of the index, expressed as a percentage, and also on the extent by which such percentage exceeds the interest received percentage. The supplemental return amount may be zero even if the value of the S&P 500 Index has increased at one or more times during the term of the notes or if the value of the S&P 500 Index at maturity is greater than the value of the S&P 500 Index on the date of this prospectus supplement.

•	The Return on the Notes Is Based on an Average – Because the supplemental return amount is based on the average of the ending values of the S&P 500 Index on each monthly valuation date during the term of the notes, the opportunity for equity appreciation afforded by an investment in the notes may be significantly less than the opportunity for equity appreciation afforded by a direct investment in the S&P 500 Index. In addition, you will not be entitled to receive dividend payments, if any, or other distributions made on the stocks underlying the S&P 500 Index.

•	You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop – The notes will be listed on a major exchange, but the secondary market may not be liquid and may not continue for the term of the notes. Although Citigroup Global Markets Inc. intends to make a market in the notes, it is not obligated to do so.

•	The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity May Be Substantially Less than the Amount You Originally Invest – Due to changes in the price of and the dividend yield on the stocks underlying the S&P 500 Index, interest rates, the earnings performance of the issuers of the stocks underlying the S&P 500 Index, other economic conditions and Citigroup Global Markets Holdings’ perceived creditworthiness, the notes may trade at prices below their initial issue price and you could receive substantially less than the amount of your original investment if you sell your notes prior to maturity.

SUMMARY INFORMATION — Q&A

What Are the Notes?

The Notes are a series of unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Global Markets Holdings. The Notes mature on January 28, 2010 and do not provide for earlier redemption by you or us.

Each Note represents a principal amount of $10. You may transfer the Notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the Notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in this prospectus supplement and the section “Book-Entry Procedures and Settlement” in the accompanying prospectus.

What Does “Principal Protected” Mean?

“Principal Protected” means that your principal investment in the Notes is not at risk in the event of a decline in the S&P 500 Index.

Will I Receive Interest on the Notes?

The Notes bear interest at the rate of 1% per annum, calculated based on a 360-day year and twelve 30-day months. We will pay interest in cash semi-annually on each 28th day of each January and July, or the immediately next business day, commencing on January 28, 2005.

What Will I Receive at Maturity of the Notes?

The Notes will mature January 28, 2010. You will receive at maturity, for each $10 principal amount of Notes you hold, a payment equal to the sum of $10 and a supplemental return amount.

How Will the Supplemental Return Amount Be Calculated?

The supplemental return amount will be based on the amount by which the average of the ending values of the S&P 500 Index during the term of the notes exceeds the starting value of the index, expressed as a percentage, and also on the extent by which such percentage exceeds the interest received percentage, and will not be less than zero.

•	If the index return (defined below) is less than or equal to an interest received percentage of 5.25%, the supplemental return amount will equal zero.

•	If the index return is greater than the interest received percentage, the supplemental return amount will equal the product of:

$10 * (Index Return – Interest Received Percentage)

The index return, which is presented in this prospectus supplement as a percentage, will equal the following fraction:

Average Ending Value – Starting Value
Starting Value

The average ending value will equal the arithmetic average of all monthly ending values.

The ending value for each valuation date will be the closing value of the S&P 500 Index on such valuation date or, if that day is not an index business day, the closing value on the immediately following index business day.

The starting value will be 1094.81, the closing value of the S&P 500 Index on the date of this prospectus supplement.

Valuation dates occur on the 25th day of each month, commencing on November 25, 2004 and ending on the third index business day before the maturity date.

The interest received percentage will equal the sum of all of the interest payable on the notes over their term, expressed as a percentage of the principal amount of the notes.

If the average ending value is less than the starting value used for the computation of the index return then the index return will be negative. However, the supplemental return amount at maturity will not be less than zero (thus ensuring that the payment you receive at maturity will not be less than the amount of your original investment in the Notes).

If no closing value of the S&P 500 Index is available on any index business day because of a market disruption event or otherwise, unless deferred by the calculation agent as described below, the ending value will be the arithmetic mean, as determined by the calculation agent, of the value of the S&P 500 Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets Inc. or any of our other subsidiaries or affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the ending value of the S&P 500 Index by the calculation agent in the event of a market disruption event may be deferred by the calculation agent for up to five consecutive index business days on which a market disruption event is occurring, but not past the index business day prior to maturity.

For more specific information about the “index return,” the determination of an “index business day” and the effect of a market disruption event on the determination of the supplemental return amount and the index return, please see “Description of the Notes — Supplemental Return Amount” in this prospectus supplement.

The amount payable to you at maturity is dependent upon the average of the ending values of the S&P 500 Index on each monthly valuation date during the term of the notes, provided, however, that the payment you receive at maturity will not be less than the amount of your original investment in the Notes. The Notes provide less opportunity for appreciation than a direct investment in the S&P 500 Index because a high ending value on one or more valuation dates, including on the last valuation date, may be substantially or entirely offset by a low ending value on one or more other valuation dates during the term of the notes, resulting in an average ending value that is less than the final ending value. Nevertheless, the payment to you at maturity will be at least equal to the amount of your initial investment in the Notes.

Where Can I Find Examples of Hypothetical Maturity Payments?

For a table setting forth hypothetical maturity payments, see “Description of the Notes — Maturity Payment — Hypothetical Examples” in this prospectus supplement.

Who Publishes the S&P 500 Index and What Does It Measure?

Unless otherwise stated, all information on the S&P 500 Index provided in this prospectus supplement is derived from S&P or other publicly available sources. The S&P 500 Index is published by S&P and is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500 Index (discussed below in further detail) is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of September 30, 2004, the common stocks of 423 of the 500 companies included in the S&P 500 Index were listed on the New York Stock Exchange (“NYSE”). As of September 30, 2004, the aggregate market value of the 500 companies included in the S&P 500 Index represented approximately 77% of the market value of S&P’s internal database of over 7,141 equities. S&P chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

On September 28, 2004, S&P announced that it would transition the S&P 500 Index to a full float adjusted weighted index, whereby the value of the index will be calculated by, for each component, multiplying the number of shares in the public float of the component by the price per share of the component. Thus the float-adjusted methodology will exclude blocks of stocks that do not publicly trade, including blocks held by affiliates and governments.

Please note that an investment in the Notes does not entitle you to any ownership or other interest in the stocks of the companies included in the S&P 500 Index.

How Has the S&P 500 Index Performed Historically?

We have provided tables showing the closing values of the S&P 500 Index on the last index business day of each month from January 1999 to September 2004, and on the last index business day of December from 1947 through 2003, as well as a graph showing the closing values of the S&P 500 Index on the last index business day of December from 1947 through 2003. You can find these tables and the graph in the section “Description of the S&P 500 Index — Historical Data on the S&P 500 Index” in this prospectus supplement. We have provided this historical information to help you evaluate the behavior of the S&P 500 Index in recent years. However, past performance is not necessarily indicative of how the S&P 500 Index will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes — The Historical Performance of the S&P 500 Index Is Not an Indication of the Future Performance of the S&P 500 Index” in this prospectus supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Because the Notes are contingent payment debt obligations of Citigroup Global Markets Holdings, U.S. Holders of a Note will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Note, which yield will be assumed to be 3.7780% per year. This tax OID will be includible in a U.S. Holder’s gross income (as ordinary income) over the term of the Note. The amount of tax OID included in income in each year prior to the year in which the Note matures or otherwise is disposed of will exceed the semi-annual interest payments to be made on the Note in such years. The amount of the excess tax OID is calculated based on the difference between the assumed comparable yield of the Notes and the actual interest of 1% per annum. The assumed comparable yield is based on a rate at which Citigroup Global Market Holdings would issue a similar debt obligation with no contingent payments. The amount of the tax OID is calculated based in part on an assumed amount payable at maturity. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payment to be made in respect of, a Note. If the amount we actually pay at maturity is, in fact, less than this assumed amount, then a U.S. Holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the Note during such periods (with an offsetting ordinary loss). If a U.S. Holder disposes of the Note prior to maturity, the U.S. Holder will be required to treat any gain recognized upon the disposition of the Note as ordinary income (rather than capital gain). You should refer to “Certain United States Federal Income Tax Considerations” in this prospectus supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

The Notes have been approved for listing on the American Stock Exchange under the symbol “PSC,” subject to official notice of issuance. You should be aware that the listing of the Notes on the American Stock Exchange will not necessarily ensure that a liquid trading market will be available for the Notes.

What Is the Role of Citigroup Global Markets Holdings’ Subsidiary, Citigroup Global Markets Inc.?

Our subsidiary, Citigroup Global Markets Inc., is the underwriter for the offering and sale of the Notes. After the initial offering, Citigroup Global Markets Inc. and/or other of our broker-dealer affiliates intend to buy and sell the Notes to create a secondary market for holders of the Notes, and may engage in other activities described in the section “Underwriting” in this prospectus supplement. Citigroup Global Markets Inc. will also act as calculation agent for the Notes.

Can You Tell Me More about Citigroup Global Markets Holdings?

Citigroup Global Markets Holdings is a holding company that provides investment banking, securities and commodities trading, brokerage, asset management and other financial services through its subsidiaries. Citigroup Global Markets Holdings is a subsidiary of Citigroup Inc., a diversified financial services holding company.

Citigroup Global Markets Holdings’ ratios of earnings (losses) to fixed charges (Citigroup Global Markets Holdings has no outstanding preferred stock) since 1999 are as follows:

	Six months Ended June 30, 2004		Year Ended December 31,
			2003		2002		2001		2000		1999
Ratio of earnings (losses) to fixed charges	(0.56	x)	1.90	x	1.44	x	1.34	x	1.32	x	1.46	x

Can You Tell Me More About the Effect of Citigroup Global Markets Holdings’ Hedging Activity?

We expect to hedge our obligations under the Notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks underlying the S&P 500 Index or in other instruments, such as options, swaps or futures, based upon the S&P 500 Index or the stocks underlying the S&P 500 Index. This hedging activity could affect the value of the S&P 500 Index and therefore the market value of the Notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our subsidiary Citigroup Global Markets Inc. may be willing to purchase your Notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the Notes declines. You should refer to “Risk Factors Relating to the Notes — Citigroup Global Markets Holdings’ Hedging Activity Could Result in a Conflict of Interest” and “— The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 or substantially similar federal, state or local laws (“ERISA-Type Plans”) will not be permitted to purchase or hold the Notes. Plans that are not ERISA-Type Plans, such as individual retirement accounts, individual retirement annuities or Keogh plans, will be permitted to purchase or hold the Notes, provided that each such plan shall by its purchase be deemed to represent and warrant that none of Citigroup Global Markets Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan’s decision to purchase, hold or dispose of the Notes.

Are There Any Risks Associated with My Investment?

Yes, the Notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this prospectus supplement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, filed by us with the Securities and Exchange Commission, or the SEC, pursuant to Section 13 of the Securities Exchange Act of 1934 (File No. 1-15286), are incorporated herein by reference: (i) Annual Report on Form 10-K for the year ended December 31, 2003, (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004 and (iii) Current Reports on Form 8-K filed on January 20, 2004, January 29, 2004, January 30, 2004, March 1, 2004, March 29, 2004, April 1, 2004, April 15, 2004, April 30, 2004, June 3, 2004, June 22, 2004, June 29, 2004, June 30, 2004, July 15, 2004, July 21, 2004, July 29, 2004, August 26, 2004, August 27, 2004, August 31, 2004, October 5, 2004, October 14, 2004, October 20, 2004 and October 22, 2004.

You should refer to “Prospectus Summary — Where You Can Find More Information” in the accompanying prospectus. These documents may also be accessed electronically by means of the SEC’s home page on the worldwide web on the internet at http://www.sec.gov.

RISK FACTORS RELATING TO THE NOTES

An investment in the Notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the value of the S&P 500 Index, and other events that are difficult to predict and beyond our control.

The Supplemental Return Amount Payable at Maturity May Be Zero

The amount of the maturity payment will depend on the arithmetic average of the ending values of the S&P 500 Index on each monthly valuation date during the term of the notes. Unless the average of such ending values exceeds the starting value of the index, and the index return exceeds the interest received percentage, the supplemental return amount will be zero. This will be true even if the value of the S&P 500 Index has increased at one or more times during the term of the notes or if the value of the S&P 500 Index at maturity is greater than the value of the S&P 500 Index on the date of this prospectus supplement.

The Use of an Average Instead of a Single Closing Value to Determine the Index Return Could Reduce the Supplemental Return Amount

Because the average ending value will be based on the average of the ending values of the S&P 500 Index on each monthly valuation date during the term of the notes, a significant increase in the index subsequent to issuance may be substantially or entirely offset by subsequent decreases in the value of the index during the term of the notes, and a high ending value on one or more valuation dates, including on the last valuation date, may be substantially or entirely offset by a low ending value on one or more other valuation dates during the term of the notes. In addition, the market value of the notes and the supplemental return amount will be less sensitive to fluctuations in the value of the index as the time remaining to maturity lessens. In particular, if the index generally increases over the term of the notes, then the supplemental return amount will be lower, and could be materially lower, than would be the case if the ending value at maturity were used to calculate the index return.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The amount we will pay to you on the Notes may be less than the return you could have earned on other investments. The Notes bear interest at the rate of 1% per annum. As a result, if the index return is less than approximately 15.9643%, the yield on the Notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Global Markets Holdings of comparable maturity.

The Historical Performance of the S&P 500 Index Is Not an Indication of the Future Performance of the S&P 500 Index

The historical performance of the S&P 500 Index, which is included in this prospectus supplement, should not be taken as an indication of the future performance of the S&P 500 Index during the term of the Notes. Changes in the value of the S&P 500 Index will affect the trading price of the Notes, but it is impossible to predict whether the value of the index will fall or rise.

Your Return on the Notes Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Underlying the S&P 500 Index

Your return on the Notes will not reflect the return you would realize if you actually owned the stocks underlying the S&P 500 Index because S&P calculates the S&P 500 Index by reference to the prices of the stocks comprising the S&P 500 Index without taking into consideration the value of any dividends paid on the underlying stocks. As a result, the return on the Notes may be less than the return you would realize if you actually owned the stocks underlying the S&P 500 Index even if the ending value of the S&P 500 Index is greater than its starting value. Further, you will not be entitled to receive dividend payments, if any, or other distributions made on the stocks underlying the S&P 500 Index.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May be Substantially Less Than the Amount You Originally Invest

We believe that the value of your Notes in the secondary market will be affected by the supply of and demand for the Notes, the value of the S&P 500 Index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the S&P 500 Index.    We expect that the market value of the Notes will likely depend substantially on the relationship between the closing value of the S&P 500 Index on the date of this prospectus supplement and the future value of the S&P 500 Index. However, changes in the value of the S&P 500 Index may not always be reflected, in full or in part, in the market value of the Notes. If you choose to sell your Notes when the value of the S&P 500 Index exceeds its starting value, you may receive substantially less than the amount that would be payable at maturity based on that value because of expectations that the S&P 500 Index will continue to fluctuate between that time and the time when subsequent ending values of the S&P 500 Index are determined. If you choose to sell your Notes when the value of the S&P 500 Index is below the value of the index on the date of this prospectus supplement, you may receive less than the amount you originally invested.

Trading prices of the underlying stocks of the S&P 500 Index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the underlying stocks are traded, and by various circumstances that can influence the values of the underlying stocks in a specific market segment or of a particular underlying stock. Citigroup Global Markets Holdings’ hedging activities in the underlying stocks of the S&P 500 Index, the issuance of securities similar to the Notes and other trading activities by Citigroup Global Markets Holdings, its affiliates and other market participants can also affect the price of the underlying stocks of the S&P 500 Index.

Volatility of the S&P 500 Index.    Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the S&P 500 Index changes during the term of the Notes, the market value of the Notes may decrease.

Events Involving the Companies Comprising the S&P 500 Index.    General economic conditions and earnings results of the companies whose common stocks comprise the S&P 500 Index and real or anticipated changes in those conditions or results may affect the market value of the Notes. In addition, if the dividend yields on those stocks increase, the value of the Notes may decrease because the S&P 500 Index does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, the value of the Notes may increase.

Interest Rates.    We expect that the market value of the Notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the Notes may decrease, and if U.S. interest rates decrease, the market value of the Notes may increase.

Time Premium or Discount.    As a result of a “time premium or discount,” the Notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the S&P 500 Index the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the value of the S&P 500 Index during the period prior to the maturity of the Notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, particularly due to the determination of the supplemental return amount based on the average of the ending values of the index on each monthly valuation date during the term of the notes, thereby increasing or decreasing the market value of the Notes.

Citigroup Global Markets Holdings’ Hedging Activities.    Hedging activities related to the Notes by one or more of our affiliates will likely involve trading in one or more of the stocks underlying the S&P 500 Index or in other instruments, such as options, swaps or futures, based upon the S&P 500 Index or the stocks underlying the S&P 500 Index. This hedging activity could affect the value of the S&P 500 Index and therefore the market value of the Notes.

Citigroup Global Markets Holdings’ Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in our credit ratings, financial condition or results may affect the market value of the Notes.

We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the Notes attributable to another factor, such as an increase in the value of the S&P 500 Index.

In general, assuming all relevant factors are held constant, we expect that the effect on the market value of the Notes of a given change in most of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

There is currently no secondary market for the Notes. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes. If the secondary market for the Notes is limited, there may be few buyers should you choose to sell your Notes prior to maturity and this may reduce the price you receive.

The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Underlying the S&P 500 Index or Derivative Instruments Related to the Index by Affiliates of Citigroup Global Markets Holdings

Citigroup Global Markets Holdings’ affiliates, including Citigroup Global Markets Inc., may from time to time buy or sell the underlying stocks of the S&P 500 Index or derivative instruments relating to the index for their own accounts in connection with their normal business practices. These transactions could affect the value of the underlying stocks of the S&P 500 Index and therefore the market value of the Notes.

Citigroup Global Markets Inc., an Affiliate of Citigroup Global Markets Holdings, is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets Inc., which is acting as the calculation agent for the Notes, is an affiliate of ours. As a result, Citigroup Global Markets Inc.’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Global Markets Holdings’ Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the Notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks underlying the S&P 500 Index or in other instruments, such as options, swaps or futures, based upon the S&P 500 Index or the stocks underlying the S&P 500 Index. This hedging activity may present a conflict between your interest in the Notes and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the value of the S&P 500 Index and therefore the market value of the Notes. It could also be adverse to your interest if it affects the price at which our subsidiary Citigroup Global Markets Inc. may be willing to purchase your Notes in the secondary market. Since hedging our obligation under the Notes involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the Notes declines.

DESCRIPTION OF THE NOTES

The description in this prospectus supplement of the particular terms of the 1% Principal-Protected Equity Linked Notes Based Upon the S&P 500 Index Due January 28, 2010 (the “Notes”) supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the registered securities set forth in the accompanying prospectus.

General

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus. The aggregate principal amount of Notes issued will be $50,000,000 (5,000,000 Notes). The Notes will mature on January 28, 2010, will constitute part of the senior debt of Citigroup Global Markets Holdings and will rank pari passu with all other unsecured and unsubordinated debt of Citigroup Global Markets Holdings. The Notes will be issued only in fully registered form and in denominations of $10 per Note and integral multiples thereof.

The trustee under the senior debt indenture will be The Bank of New York under an indenture dated as of October 27, 1993, as amended from time to time. A copy of the senior debt indenture under which The Bank of New York serves as trustee has been filed with the SEC as an exhibit to the Registration Statement of which the accompanying prospectus forms a part and is hereby incorporated by reference as part of the Registration Statement. Section numbers in The Bank of New York senior debt indenture take the form “1.01,” “2.01” and so forth, rather than “101,” “201” and so forth. Section references in the accompanying prospectus should be read accordingly.

Reference is made to the accompanying prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

The Notes bear interest at the rate of 1% per annum, calculated based on a 360-day year and twelve 30-day months. We will pay interest in cash semi-annually on the 28th day of each January and July, or the immediately next business day, commencing on January 28, 2005.

Interest will be payable to the persons in whose names the Notes are registered at the close of business on the fifth Business Day preceding each interest payment date. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. If an interest payment date falls on a day that is not a Business Day, the interest payment to be made on that interest payment date will be made on the next succeeding Business Day with the same force and effect as if made on that interest payment date, and no additional interest will accrue as a result of such delayed payment.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Payment at Maturity

The Notes will mature on January 28, 2010. You will receive at maturity, for each $10 principal amount of Notes you hold, a payment equal to the sum of $10 and a supplemental return amount.

Supplemental Return Amount

The supplemental return amount will be based on the amount by which the average of the ending values of the S&P 500 Index during the term of the notes exceeds the starting value of the index, expressed as a percentage, and also on the extent by which such percentage exceeds the interest received percentage, and will not be less than zero.

•	If the index return (defined below) is less than or equal to an interest received percentage of 5.25%, the supplemental return amount will equal zero.

•	If the index return is greater than the interest received percentage, the supplemental return amount will equal the product of:

$10 * (Index Return – Interest Received Percentage)

The index return, which is presented in this prospectus supplement as a percentage, will equal the following fraction:

Average Ending Value – Starting Value
Starting Value

The average ending value will equal the arithmetic average of all monthly ending values.

The ending value for each valuation date will be the closing value of the S&P 500 Index on such valuation date or, if that day is not an index business day, the closing value on the immediately following index business day.

The starting value will be 1094.81, the closing value of the S&P 500 Index on the date of this prospectus supplement.

Valuation dates occur on the 25th day of each month, commencing on November 25, 2004 and ending on the third index business day before the maturity date.

The interest received percentage will equal the sum of all of the interest payable on the notes over their term, expressed as a percentage of the principal amount of the notes.

If the average ending value is less than the starting value used for the computation of the index return then the index return will be negative. However, the supplemental return amount at maturity will not be less than zero (thus ensuring that the payment you receive at maturity will not be less than the amount of your original investment in the Notes).

An index business day means a day, as determined by the calculation agent, on which the S&P 500 Index or any successor index is calculated and published and on which securities comprising more than 80% of the value of the S&P 500 Index on such day are capable of being traded on their relevant exchanges during the one-half hour before the determination of the closing value of the S&P 500 Index. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us and the beneficial owners of the Notes, absent manifest error.

A market disruption event means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or a limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of the S&P 500 Index or any successor index, (b) any options or futures contracts, or any options on such futures contracts relating to the S&P 500 Index or any successor index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the S&P 500 Index or any successor index on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a market disruption event exists at any time, if trading in a security included in the S&P 500 Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the S&P 500 Index will be based on a comparison of the portion of the value of the S&P 500 Index attributable to that security relative to the overall value of the S&P 500 Index, in each case immediately before that suspension or limitation.

If no closing value of the S&P 500 Index is available on any index business day because of a market disruption event or otherwise, the value of the S&P 500 Index for that index business day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of the S&P 500 Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets Inc. or any of our other subsidiaries or affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the S&P 500 Index by the calculation agent in the event of a market disruption event may be deferred by the calculation agent for up to five consecutive index business days on which a market disruption event is occurring, but not past the index business day prior to maturity.

Based on the information currently available to us, on each of September 11, 12, 13 and 14, 2001, the NYSE suspended all trading for the entire day, and on October 27, 1997, the NYSE suspended all trading during the one-half hour period preceding the close of trading. If any such suspension of trading occurred during the term of the Notes, it would constitute a market disruption event. The existence or nonexistence of these circumstances, however, is not necessarily indicative of the likelihood of these circumstances arising or not arising in the future.

The amount payable to you at maturity is dependent upon the average of the ending values of the S&P 500 Index on each monthly valuation date during the term of the notes, provided, however, that the payment you receive at maturity will not be less than the amount of your original investment in the Notes. The Notes provide less opportunity for appreciation than a direct investment in the S&P 500 Index because a high ending value on one or more valuation dates, including on the last valuation date, may be substantially or entirely offset by a low ending value on one or more other valuation dates during the term of the notes, resulting in an average ending value that is less than the final ending value. Nevertheless, the payment to you at maturity will be at least equal to the amount of your initial investment in the Notes.

Maturity Payment — Hypothetical Examples

The index return and, therefore, the supplemental return amount, is dependent on the average of the ending value of the S&P 500 Index on each valuation date during the term of the notes. Because the value of the S&P 500 Index may be subject to significant variations over the term of the Notes, it is not possible to present a chart or table illustrating a complete range of possible payments at maturity. The examples of hypothetical payment calculations that follow are intended to illustrate the effect of general trends in the average value of the S&P 500 Index on the amount payable on the Notes at maturity. All of the hypothetical examples assume that the investment in the Notes is $10, that the initial starting value of the S&P 500 Index is 1094.81, that the supplemental return amount cannot equal less than zero, that the valuation date is on the 25th day of each month, commencing November 25, 2004, that there are 63 valuation dates, and that the interest received percentage is 5.25%. The S&P 500 Index values illustrated in each of the examples have been rounded to two decimal places.

Example 1:	The value of the S&P 500 Index fluctuates during the term of the notes. The average ending value is greater than the starting value, and the value of the S&P 500 Index on the final valuation date is greater than the starting value and the average ending value:

	2004	2005	2006	2007	2008	2009	2010
	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date
January		1161.71	1232.44	1245.63	1297.90	1350.47	1457.46
February		1173.33	1233.67	1270.54	1296.60	1363.97
March		1172.15	1221.34	1270.42	1309.56	1350.33
April		1183.87	1209.12	1271.69	1335.76	1354.38
May		1172.04	1207.91	1258.97	1349.11	1353.03
June		1148.60	1219.99	1233.79	1349.13	1366.56
July		1148.60	1232.19	1235.03	1335.64	1367.92
August		1160.08	1230.96	1247.38	1308.92	1354.25
September		1183.28	1218.65	1259.85	1322.01	1359.93
October		1184.47	1219.87	1285.05	1320.69	1373.53
November	1105.76	1196.31	1221.09	1297.90	1325.31	1387.27
December	1127.87	1220.24	1233.30	1296.60	1323.99	1415.01

Average Ending Value = 1,268.58, calculated as the arithmetic average of the closing value of the S&P 500 Index on each valuation date

Index Return = (1,268.58-1,094.81) / 1,094.81 = 15.87%

Supplemental Return Amount = $10.00 * (15.87%-5.25% ) = $1.06

Payment at Maturity = $10.00 + $1.06 = $11.06

Example 2:	The value of the S&P 500 Index fluctuates during the term of the notes. The average ending value is greater than the starting value, and the value of the S&P 500 Index on the final valuation date is lower than the starting value and the average ending value:

	2004	2005	2006	2007	2008	2009	2010
	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date
January		1151.36	1209.25	1245.02	1319.80	1166.06	1034.20
February		1139.84	1208.04	1282.37	1306.60	1164.89
March		1138.70	1220.12	1295.19	1267.40	1153.24
April		1127.32	1244.52	1359.95	1268.67	1107.11
May		1138.59	1245.77	1358.59	1281.35	1102.13
June		1139.73	1258.23	1372.18	1280.07	1091.11
July		1138.59	1245.64	1373.55	1280.20	1058.38
August		1161.36	1220.73	1374.93	1228.99	1059.44
September		1196.20	1219.51	1361.18	1225.31	1048.84
October		1208.16	1231.71	1306.73	1213.05	1047.79
November	1116.71	1209.37	1232.94	1308.04	1176.66	1037.32
December	1150.21	1221.47	1220.61	1306.73	1177.84	1037.42

Average Ending Value = 1,207.51, calculated as the arithmetic average of the closing value of the S&P 500 Index on each valuation date

Index Return = (1,207.51-1,094.81) / 1,094.81 = 10.29%

Supplemental Return Amount = $10.00 * (10.29%-5.25% ) = $0.50

Payment at Maturity = $10.00 + $0.50 = $10.50

Example 3:	The value of the S&P 500 Index fluctuates during the term of the notes. The average ending value is greater than the starting value, and the value of the S&P 500 Index on the final valuation date is lower than the starting value and the average ending value. In addition, the index return is lower than the interest received percentage:

	2004	2005	2006	2007	2008	2009	2010
	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date
January		1109.63	1214.65	1226.45	1209.23	1086.11	942.49
February		1120.72	1214.65	1226.45	1197.14	1075.25
March		1120.72	1226.80	1238.71	1197.14	1053.74
April		1131.93	1208.40	1246.39	1181.58	1043.20
May		1131.93	1178.19	1255.74	1193.39	1032.77
June		1146.08	1166.41	1236.91	1193.39	1032.77
July		1159.83	1154.74	1236.91	1181.46	1022.44
August		1167.37	1177.84	1236.91	1157.83	1003.12
September		1167.37	1199.04	1224.54	1146.25	983.06
October		1167.37	1199.04	1224.54	1134.79	958.48
November	1098.64	1179.05	1227.22	1236.78	1119.47	943.15
December	1109.63	1202.63	1257.90	1221.45	1108.27	942.39

Average Ending Value = 1,149.02, calculated as the arithmetic average of the closing value of the S&P 500 Index on each valuation date

Index Return = (1,149.02-1,094.81) / 1,094.81 = 4.95%

Supplemental Return Amount = $10.00 * (4.95%-5.25% ) = $0.00

Payment at Maturity = $10.00 + $0.00 = $10.00

Example 4:	The value of the S&P 500 Index fluctuates during the term of the notes. The average ending value is lower than the starting value, and the value of the S&P 500 Index on the final valuation date is greater than the starting value and the average ending value:

	2004	2005	2006	2007	2008	2009	2010
	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date
January		1072.81	999.42	942.14	963.10	1073.66	1269.65
February		1073.88	1000.42	932.72	972.73	1074.73
March		1063.14	980.41	923.39	973.71	1085.48
April		1073.77	970.60	925.24	972.63	1107.19
May		1072.70	951.19	926.17	1001.81	1106.08
June		1061.97	950.24	907.64	1002.82	1117.14
July		1040.73	951.19	906.73	1012.84	1118.26
August		1019.92	950.24	907.64	1033.10	1117.14
September		999.52	959.74	934.87	1032.07	1150.66
October		1000.52	969.34	935.80	1042.39	1231.20
November	1083.86	1010.52	970.31	945.16	1043.43	1243.51
December	1062.18	1009.51	971.28	964.07	1042.39	1268.38

Average Ending Value = 1,023.45, calculated as the arithmetic average of the closing value of the S&P 500 Index on each valuation date

Index Return = (1,023.45-1,094.81) / 1,094.81 = -6.52%

Supplemental Return Amount = $0.00

Payment at Maturity = $10.00 + $0.00 = $10.00

Example 5:	The value of the S&P 500 Index fluctuates during the term of the notes. The average ending value is greater than the starting value, and the value of the S&P 500 Index on the final valuation date is greater than the starting value but lower than the average ending value:

	2004	2005	2006	2007	2008	2009	2010
	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date
January		1105.32	1171.92	1267.65	1371.19	1215.25	1131.04
February		1094.26	1183.64	1280.32	1372.56	1203.10
March		1127.09	1219.15	1318.73	1358.84	1179.04
April		1128.22	1220.37	1320.05	1357.48	1202.62
May		1139.50	1232.58	1333.25	1330.33	1203.82
June		1138.36	1231.34	1331.92	1290.42	1191.78
July		1139.50	1232.57	1330.59	1303.32	1192.97
August		1150.89	1244.90	1343.89	1290.29	1169.11
September		1149.74	1243.65	1345.24	1264.48	1142.81
October		1184.24	1280.96	1385.59	1265.75	1154.24
November	1105.76	1172.39	1268.15	1371.74	1278.40	1165.78
December	1127.87	1148.94	1242.79	1344.30	1240.05	1142.46

Average Ending Value = 1,232.93, calculated as the arithmetic average of the closing value of the S&P 500 Index on each valuation date

Index Return = (1,232.93-1,094.81) / 1,094.81 = 12.62%

Supplemental Return Amount = $10.00 * (12.62%-5.25% ) = $0.74

Payment at Maturity = $10.00 + $0.74 = $10.74

Example 6:	The value of the S&P 500 Index fluctuates during the term of the notes. The average ending value is lower than the starting value, and the value of the S&P 500 Index on the final valuation date is lower than the starting value but greater than the average ending value:

	2004	2005	2006	2007	2008	2009	2010
	Closing Value of the Index on the Periodic Valuation Date	Closing Value of the Index on the Periodic Valuation Date	Closing Value of the Index on the Periodic Valuation Date	Closing Value of the Index on the Periodic Valuation Date	Closing Value of the Index on the Periodic Valuation Date	Closing Value of the Index on the Periodic Valuation Date	Closing Value of the Index on the Periodic Valuation Date
January		1063.25	1045.94	976.34	967.34	1014.45	1068.17
February		1073.88	1025.02	966.57	977.02	1034.74
March		1074.95	1014.77	956.91	976.04	1045.09
April		1073.88	1004.62	955.95	995.56	1034.64
May		1063.14	984.53	956.91	994.57	1044.99
June		1064.20	985.51	955.95	1004.51	1046.03
July		1042.92	995.37	956.91	1003.51	1051.26
August		1032.49	985.41	947.34	993.47	1050.21
September		1031.46	984.43	948.28	992.48	1051.26
October		1041.77	964.74	947.34	1002.40	1059.14
November	1072.91	1045.94	974.39	956.81	1003.41	1060.20
December	1062.18	1044.89	975.36	957.77	1004.41	1062.85

Average Ending Value = 1,011.89, calculated as the arithmetic average of the closing value of the S&P 500 Index on each valuation date

Index Return = (1,011.89-1,094.81) / 1,094.81 = -7.57%

Supplemental Return Amount = $0.00

Payment at Maturity = $10.00 + $0.00 = $10.00

Example 7:	The value of the S&P 500 Index fluctuates during the term of the notes. The average ending value is lower than the starting value, and the value of the S&P 500 Index on the final valuation date is lower than the starting value and the average ending value:

	2004	2005	2006	2007	2008	2009	2010
	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date
January		1139.15	1060.80	1036.98	984.64	935.62	955.76
February		1140.29	1071.40	1026.61	974.79	916.91
March		1128.89	1070.33	995.82	955.30	917.83
April		1106.31	1059.63	946.03	926.64	916.91
May		1117.37	1060.69	955.49	935.90	926.08
June		1116.26	1039.47	965.04	945.26	944.60
July		1082.77	1029.08	984.34	946.21	945.54
August		1081.69	1028.05	985.33	936.75	936.09
September		1070.87	1038.33	975.47	946.11	926.73
October		1071.94	1027.95	955.96	945.17	935.99
November	1105.76	1050.50	1048.51	975.08	954.62	945.35
December	1116.82	1040.00	1047.46	994.58	945.07	946.30

Average Ending Value = 1,004.65, calculated as the arithmetic average of the closing value of the S&P 500 Index on each valuation date

Index Return = (1,004.65-1,094.81) / 1,094.81 = -8.23%

Supplemental Return Amount = $0.00

Payment at Maturity = $10.00 + $0.00 = $10.00

The examples are for purposes of illustration only. The supplemental return amount will depend on the starting value, the average ending value and the interest received percentage determined by the calculation agent as provided in this prospectus supplement. Historical closing values for the S&P 500 Index are included in this prospectus supplement under “Description of S&P 500 Index — Historical Data on the S&P 500 Index.”

Discontinuance of the S&P 500 Index

If S&P discontinues publication of the S&P 500 Index or if it or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the S&P 500 Index, then the ending value as of any succeeding valuation date will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.

If S&P discontinues publication of the S&P 500 Index and a successor index is not selected by the calculation agent or is no longer published on any valuation date, the index value to be substituted for the S&P 500 Index for that valuation date will be a value computed by the calculation agent for that valuation date in accordance with the procedures last used to calculate the S&P 500 Index prior to any such discontinuance.

If S&P discontinues publication of the S&P 500 Index prior to the determination of the supplemental return amount and the calculation agent determines that no successor index is available at that time, then on each index business day until the earlier to occur of (a) the determination of the supplemental return amount and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in computing the supplemental return amount as described in the preceding paragraph as if such day were a valuation date. The calculation agent will cause notice of each such value to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation). Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P 500 Index may adversely affect trading in the Notes.

If a successor index is selected or the calculation agent calculates a value as a substitute for the S&P 500 Index as described above, the successor index or value will be substituted for the S&P 500 Index for all purposes, including for purposes of determining whether an index business day or market disruption event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P 500 Index may adversely affect the value of the Notes.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the S&P 500 Index or a successor index is changed in any material respect, or if the S&P 500 Index or a successor index is in any other way modified so that the value of the S&P 500 Index or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the S&P 500 Index or the successor index as if the changes or modifications had not been made, and calculate the closing value with reference to the S&P 500 Index or the successor index. Accordingly, if the method of calculating the S&P 500 Index or the successor index is modified so that the value of the S&P 500 Index or the successor index is a fraction or a multiple of what it would have been if it had not been modified (e.g., due to a split in the S&P 500 Index), then the calculation agent will adjust that index in order to arrive at a value of the index as if it had not been modified (e.g., as if the split had not occurred).

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the calculation agent and will equal, for each Note, the maturity payment, calculated as though the maturity of the Notes were the date of early repayment. See “— Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Global Markets Holdings, the beneficial owner of a Notes will not be permitted to make a claim for unmatured interest and therefore, under Section 502(b)(2) of Title 11 of the United States Code, the claim of the beneficial owner of a Note will be capped at the payment at maturity calculated as though the maturity date of the Notes were the date of the commencement of the proceeding, plus an additional amount of interest accrued on the principal amount of the Notes at 1% per annum up to the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes will bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 4.5% per annum on the unpaid amount due.

Book-Entry System

Upon issuance, all Notes will be represented by one or more fully registered global securities (the “Global Securities”). Each such Global Security will be deposited with, or on behalf of, DTC and registered in the name of DTC or a nominee thereof. Unless and until it is exchanged in whole or in part for Notes in definitive form, no Global Security may be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Notes through the accounts that each of these systems maintains as a participant in DTC.

A description of DTC’s procedures with respect to the Global Securities is set forth in the section “Book-Entry Procedures and Settlement” in the accompanying prospectus. DTC has confirmed to Citigroup Global Markets Holdings, Citigroup Global Markets Inc. and the trustee that it intends to follow such procedures.

Same-Day Settlement and Payment

Settlement for the Notes will be made by Citigroup Global Markets Inc. in same-day funds. All maturity payments and all interest payments will be paid by Citigroup Global Markets Holdings in same-day funds so long as the Notes are maintained in book-entry form.

Calculation Agent

The calculation agent for the Notes will be Citigroup Global Markets Inc. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Global Markets Holdings and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Global Markets Holdings, potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining the amounts due to the holders of the Notes. Citigroup Global Markets Inc. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE S&P 500 INDEX

General

Unless otherwise stated, we have derived all information regarding the S&P 500 Index provided in this prospectus supplement, including its composition, method of calculation and changes in components, from S&P, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P 500 Index at any time. We do not assume any responsibility for the accuracy or completeness of any information relating to the S&P 500 Index.

The S&P 500 Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500 Index (discussed below in further detail) is based on the relative value of the aggregate average market value (as defined below) of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

As of September 30, 2004 the common stocks of 423 of the 500 companies included in the S&P 500 Index were listed on the New York Stock Exchange (“NYSE”). As of September 30, 2004, the aggregate market value of the 500 companies included in the S&P 500 Index represented approximately 77% of the market value of S&P’s internal database of over 7,141 equities. S&P chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of September 30, 2004 the 500 companies included in the S&P 500 Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the number of companies currently included in such sectors indicated in parentheses): Consumer Discretionary (86), Consumer Staples (37), Energy (27), Financials (80), Health Care (55), Industrials (58), Information Technology (80), Materials (33), Telecommunication Services (11) and Utilities (33). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above.

On September 28, 2004, S&P released the details for transitioning the S&P 500 Index to a full float adjusted weighted index. The S&P 500 Index is presently a full market-capitalization weighted index, where the value of the index is calculated by, for each component, multiplying the total number of shares outstanding of the component by the price per share of the component. The value of the full float adjusted index will be calculated by, for each component, multiplying the number of shares in the public float of the component by the price per share of the component. Thus the float-adjusted methodology will exclude blocks of stocks that do not publicly trade, including blocks held by affiliates and governments. This transition is being implemented over an 18-month period and is expected to be completed on September 16, 2005.

THE S&P 500 INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE SUPPLEMENTAL RETURN AMOUNT ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the S&P 500 Index

While S&P currently employs the following methodology to calculate the S&P 500 Index, no assurance can be given that S&P will not modify or change such methodology in a manner that may affect the supplemental return amount, if any, payable to the beneficial owners of the Notes.

S&P currently computes the S&P 500 Index as of a particular time as follows:

(a) the product of the market price per share and the number of then outstanding shares of each component stock are determined as of such time (such product referred to as the “market value” of such stock);

(b) the market values of all component stocks as of such time (as determined under clause (a) above) are aggregated;

(c) the mean average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(d) the mean average market values of all such common stocks over such base period (as determined under clause (c) above) are aggregated (such aggregate amount being referred to as the “base value”);

(e) the aggregate market value of all component stocks as of such time (as determined under clause (b) above) is divided by the base value; and

(f) the resulting quotient (expressed in decimals) is multiplied by ten.

S&P adjusts the foregoing formula to negate the effects of changes in the market value of a component stock that are determined by S&P to be arbitrary or not due to true market fluctuations. Such changes may result from such causes as the issuance of stock dividends, the granting to shareholders of rights to purchase additional shares of such stock, the purchase of shares by employees pursuant to employee benefit plans, certain consolidations and acquisitions, the granting to shareholders of rights to purchase other securities of the company, the substitution by S&P of particular component stocks in the S&P 500 Index, and other reasons. In all such cases, S&P first recalculates the aggregate market value of all component stocks (after taking account of the new market price per share of the particular component stock or the new number of outstanding shares thereof or both, as the case may be) and then determines the new base value in accordance with the following formula:

Old Base Value × New Market Value	= New Base Value
Old Market Value

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of such causes upon the S&P 500 Index.

Historical Data on the S&P 500 Index

Month-End Closing Values

The following table sets forth the closing value of the S&P 500 Index at the end of each month in the period from January 1999 through September 2004. These historical data on the S&P 500 Index are not necessarily indicative of the future performance of the S&P 500 Index or what the value of the notes may be. Any historical upward or downward trend in the value of the S&P 500 Index during any period set forth below is not an indication that the S&P 500 Index is more or less likely to increase or decrease at any time during the term of the Notes.

	1999	2000	2001	2002	2003	2004
January	1279.64	1394.46	1366.01	1130.20	855.70	1131.13
February	1238.33	1366.42	1239.94	1106.73	841.15	1144.94
March	1286.37	1498.58	1160.33	1147.39	848.18	1126.21
April	1335.18	1452.43	1249.46	1076.92	916.92	1107.30
May	1301.84	1420.60	1255.82	1067.14	963.59	1120.68
June	1372.71	1454.60	1224.42	989.82	974.50	1140.84
July	1328.72	1430.83	1211.23	911.62	990.31	1101.72
August	1320.41	1517.68	1133.58	916.07	1008.01	1104.24
September	1282.71	1436.51	1040.94	815.02	995.97	1114.58
October	1362.93	1429.40	1059.78	885.76	1050.71
November	1388.91	1314.95	1139.45	936.31	1058.20
December	1469.25	1320.28	1148.08	879.82	1111.92

The closing value of the S&P 500 Index on October 25, 2004 was 1094.81.

Year-End Closing Values

The following table sets forth the closing values of the S&P 500 Index on the last index business day of December from 1947 through 2003, as published by S&P. The historical performance of the S&P 500 Index should not be taken as an indication of future performance, and no assurance can be given that the value of the S&P 500 Index will not decline (or increase insufficiently) and thereby reduce or eliminate the maturity payment.

Year	Year End Closing Value	Year	Year End Closing Value	Year	Year End Closing Value	Year	Year End Closing Value
1947	15.30	1962	63.10	1977	95.10	1992	435.71
1948	15.20	1963	75.02	1978	96.11	1993	466.45
1949	16.79	1964	84.75	1979	107.94	1994	459.27
1950	20.43	1965	92.43	1980	135.76	1995	615.93
1951	23.77	1966	80.33	1981	122.55	1996	740.74
1952	26.57	1967	96.47	1982	140.64	1997	970.43
1953	24.81	1968	103.86	1983	164.93	1998	1229.23
1954	35.98	1969	92.06	1984	167.24	1999	1469.25
1955	45.48	1970	92.15	1985	211.28	2000	1320.28
1956	46.67	1971	102.09	1986	242.17	2001	1148.08
1957	39.99	1972	118.05	1987	247.08	2002	879.82
1958	55.21	1973	97.55	1988	277.72	2003	1111.92
1959	59.89	1974	68.56	1989	353.40
1960	58.11	1975	90.19	1990	330.22
1961	71.55	1976	107.46	1991	417.09

The following graph illustrates the historical performance of the S&P 500 Index based on the closing value thereof on the last index business day of each December from 1945 through 2003. Past movements of the S&P 500 Index are not necessarily indicative of future S&P 500 Index values.

License Agreement

S&P and Citigroup Global Markets Holdings have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets Holdings, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain securities, including the Notes.

The license agreement between S&P and Citigroup Global Markets Holdings provides that the following language must be stated in this prospectus supplement.

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500 Index to track general stock market performance. S&P’s only relationship to Citigroup Global Markets Holdings (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to Citigroup Global Markets Holdings or the Notes. S&P has no obligation to take the needs of Citigroup Global Markets Holdings or the holders of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are initially to be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.”

All disclosures contained in this prospectus supplement regarding the S&P 500 Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by S&P. None of Citigroup Global Markets Holdings, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this prospectus supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

Tax Characterization of the Notes

Citigroup Global Markets Holdings will treat each Note for U.S. federal income tax purposes as a single debt instrument issued by Citigroup Global Markets Holdings that is subject to United States Treasury regulations governing contingent debt instruments (the “Contingent Debt Regulations”). Moreover, each holder, by accepting a Note, agrees to this treatment of the Note and to report all income (or loss) with respect to the Note in accordance with the Contingent Debt Regulations. The remainder of this summary assumes the treatment of each Note as a single debt instrument subject to the Contingent Debt Regulations and the holder’s agreement thereto.

United States Holders

Taxation of Interest.    A U.S. Holder of a Note will recognize income (or loss) on a Note in accordance with the Contingent Debt Regulations. The Contingent Debt Regulations require the application of a “noncontingent bond method” to determine accruals of income, gain, loss and deductions with respect to a contingent debt obligation. As described in more detail in the second and third succeeding paragraphs, under the noncontingent bond method, a U.S. Holder of a Note will be required for tax purposes to include in income each year an accrual of interest at the annual computational rate of 3.7780% (the “comparable yield”). The comparable yield is based on a rate at which Citigroup Global Market Holdings could issue a fixed rate debt instrument with terms comparable to those of the Notes and no contingent payments. Solely for purposes of determining the comparable yield pursuant to the Contingent Debt Regulations, a U.S. Holder of a Note will be assumed to be entitled to receive, in respect of each Note, semi-annual payments of interest at a rate of 1%, as well as a payment of $11.6040 at maturity (the “Projected Payment Amount”). The Projected Payment Amount is calculated as the amount required to produce the comparable yield when combined with the semi-annual payments of interest made in respect of a Note, taking into account the Note’s issue price.

The comparable yield and the Projected Payment Amount are used to determine accruals of interest FOR TAX PURPOSES ONLY and are not assurances or predictions by Citigroup Global Markets Holdings with respect to the actual yield of or payment to be made in respect of a Note. The comparable yield and the Projected Payment Amount do not necessarily represent Citigroup Global Markets Holdings’ expectations regarding such yield or the amount of such payment.

Each note will be issued at par.    However, there will be original issue discount for U.S. federal income tax purposes (“Tax OID”) because a U.S. Holder must accrue income at the comparable yield. Under the Tax OID rules of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder, a U.S. Holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary interest income the sum of the “daily portions” of Tax OID on the Note for all days during the taxable year that the U.S. Holder owns the Note. As a result, U.S. Holders of Notes, including U.S. Holders that employ the cash method of tax accounting, will be required to include amounts in respect of Tax OID accruing on Notes in taxable income each year in amounts that exceed the cash coupons that the U.S. Holders will receive. The amount of Tax OID accruing on a Note that exceeds the cash coupons received by a U.S. Holder equals the difference between the comparable yield and the cash coupons.

The daily portions of Tax OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the Tax OID allocable to that accrual period. In the case of an initial holder, the amount of Tax OID on a Note allocable to each accrual period is determined by multiplying the “adjusted issue price” (as defined below) of a Note at the beginning of the accrual period by the comparable yield of a Note (appropriately adjusted to reflect the length of the accrual period). The “adjusted issue price” of a Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of Tax OID allocable to all prior accrual periods, less the amount of any payments made in all prior accrued periods. Based upon the comparable yield, if a U.S. Holder that employs the accrual method of tax accounting and pays taxes on a calendar year basis buys a Note at original issue for $10 and holds it until maturity, such holder will be required to pay taxes on the following amounts of ordinary income from the Note in excess of accrued semi-annual interest income for each of the following periods: $0.0493 in 2004; $0.2830 in 2005; $0.2938 in 2006; $0.3050 in 2007; $0.3178 in 2008; $0.3287 in 2009; and $0.0264 in 2010 (adjusted as described in the second below paragraph).

Disposition of the Notes.    When a U.S. Holder sells, exchanges or otherwise disposes of a Note (including upon repayment of the Note at maturity) (a “disposition”), the U.S. Holder’s gain (or loss) on such disposition will equal the difference between the amount received by the U.S. Holder for the Note and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis (i.e., adjusted cost) in a Note will be equal to the U.S. Holder’s original purchase price for such Note, plus any Tax OID accrued by the U.S. Holder and less the amount of any payments received by the holder while holding the Note.

If the amount received on the Note at maturity exceeds the Projected Payment Amount, the U.S. Holder will be required to include such excess in income as ordinary income. Alternatively, if the amount received at maturity is less than the Projected Payment Amount, the difference between the Projected Payment Amount and the amount received at maturity will be treated as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which maturity occurs, but only to the extent of the amount of such includible interest. Any remaining portion of such shortfall may be recognized and deducted by the U.S. Holder as an ordinary loss to the extent of the U.S. Holder’s previous Tax OID inclusions with respect to the Note.

On a disposition of a Note other than repayment of a Note at maturity, any gain realized by a U.S. Holder will be treated as ordinary interest income. Any loss realized by a U.S. Holder on a disposition will be treated as an ordinary loss to the extent of the U.S. Holder’s Tax OID inclusions with respect to the Note up to the date of disposition. Any loss realized in excess of such amount generally will be treated as a capital loss.

An individual U.S. Holder generally will be allowed a deduction for any ordinary loss without regard to the two-percent miscellaneous itemized deduction rule of Section 67 of the Code. Any capital loss recognized by a U.S. Holder will be a long-term capital loss if such U.S. Holder has held such Note for more than one year, and a short-term capital loss in other cases.

Information Reporting and Backup Withholding.    Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers to the trustee in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Persons

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes, other than Non-U.S. Holders that hold more than 5 percent in value of the outstanding notes or that actually or constructively own more than 5 percent in value of any class of stock underlying the S&P 500 Index, in each case at any time throughout their entire holding period for the Notes (to which this summary does not apply). The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences that may be relevant to them.

Payment with Respect to the Notes.    All payments on the Notes made to a Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

(i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the Citigroup Global Markets Holdings’ stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Global Markets Holdings through stock ownership;

(ii) the beneficial owner of a Note certifies on Internal Revenue Service Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements;

(iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States; and

(iv) the stocks underlying the S&P 500 Index are actively traded within the meaning of section 871 (h) (4) (C) (v) (I) of the Code.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed Internal Revenue Service Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Information Reporting and Backup Withholding.    In general, a Non-U.S. Holder generally will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Global Markets Holdings with an Internal Revenue Service Form W-8BEN described above and Citigroup Global Markets Holdings does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

UNDERWRITING

The terms and conditions set forth in the terms agreement dated the date hereof, which incorporates by reference the underwriting agreement basic provisions dated December 1, 1997, govern the sale and purchase of the Notes. The terms agreement and the underwriting agreement basic provisions are referred to together as the underwriting agreement. Citigroup Global Markets Inc., as underwriter, has agreed to purchase from Citigroup Global Markets Holdings, and Citigroup Global Markets Holdings has agreed to sell to Citigroup Global Markets Inc., $50,000,000 principal amount of Notes (5,000,000 Notes).

The underwriting agreement provides that the obligation of Citigroup Global Markets Inc. to purchase the Notes included in this offering is subject to approval of certain legal matters by counsel and to other conditions. Citigroup Global Markets Inc. is obligated to purchase all of the Notes if it purchases any of the Notes.

Citigroup Global Markets Inc. proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Notes to dealers at the public offering price less a concession not to exceed $0.30 per Note. Citigroup Global Markets Inc. may allow, and these dealers may reallow, a concession not to exceed $0.30 per Note on sales to certain other dealers. Sales may also be made through Citicorp Investment Services and Citicorp Financial Services Corp., broker-dealers affiliated with Citigroup Global Markets Inc., acting as agents. Citicorp Investment Services and Citicorp Financial Services Corp. will receive as remuneration a portion of the underwriting discount set forth on the cover of this prospectus supplement equal to $0.30 per Note for the Notes they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets Inc. may change the public offering price and other selling terms.

Citigroup Global Markets Holdings has agreed that, for the period beginning on the date of the underwriting agreement and continuing to and including the closing date for the purchase of the Notes, it will not, without the prior written consent of Citigroup Global Markets Inc., offer, sell, contract to offer or sell or otherwise dispose of any securities, including any backup undertakings for such securities, of Citigroup Global Markets Holdings, in each case that are substantially similar to the Notes or any security convertible into or exchangeable for the Notes or substantially similar securities. Citigroup Global Markets Inc. may release any of the securities subject to this lock-up at any time without notice.

Prior to this offering, there has been no public market for the Notes. Consequently, the initial public offering price for the Notes was determined by negotiations between Citigroup Global Markets Holdings and Citigroup Global Markets Inc. There can be no assurance, however, that the prices at which the Notes will sell in the public market after this offering will not be lower than the price at which they are sold by Citigroup Global Markets Inc. or that an active trading market in the Notes will develop and continue after this offering.

The Notes have been approved for listing on the American Stock Exchange under the symbol “PSC,” subject to official notice of issuance.

In connection with the offering, Citigroup Global Markets Inc., as the underwriter, may purchase and sell Notes and the underlying stocks of the S&P 500 Index in the open market. These transactions may include covering transactions and stabilizing transactions. Covering transactions involve purchases of Notes in the open market after the distribution has been completed to cover short positions. Stabilizing transactions consist of bids or purchases of Notes or the underlying stocks of the S&P 500 Index made for the purpose of preventing a decline in the market price of the Notes or the underlying stocks of the S&P 500 Index while the offering is in progress.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. Citigroup Global Markets Inc. may conduct these transactions in the over-the-counter market or otherwise. If Citigroup Global Markets Inc. commences any of these transactions, it may discontinue them at any time.

In order to hedge its obligations under the Notes, Citigroup Global Markets Holdings expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes — The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Underlying the S&P 500 Index or Derivative Instruments Related to the Index by Affiliates of Citigroup Global Markets Holdings” and “— Citigroup Global Markets Holdings’ Hedging Activity Could Result in a Conflict of Interest” in this prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

We estimate that our total expenses for this offering will be $100,000.

Citigroup Global Markets Inc. is a subsidiary of Citigroup Global Markets Holdings. Accordingly, the offering will conform with the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Citigroup Global Markets Inc. may not confirm sales to any discretionary account without the prior specific written approval of a customer.

This prospectus supplement, together with the accompanying prospectus, may also be used by Citigroup Global Markets Holdings’ broker-dealer subsidiaries or affiliates in connection with offers and sales of the Notes (subject to obtaining any necessary approval of the American Stock Exchange for any of these offers and sales) in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Any of these subsidiaries or affiliates may act as principal or agent in these transactions. None of these subsidiaries or affiliates is obligated to make a market in the Notes and any may discontinue any market making at any time without notice, at its sole discretion.

This prospectus supplement and the accompanying prospectus in electronic format may be made available on the website maintained by the underwriter.

We have agreed to indemnify Citigroup Global Markets Inc. against certain liabilities under the Securities Act of 1933, or to contribute to payments Citigroup Global Markets Inc. may be required to make because of any of those liabilities.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that (a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of 29 C.F.R 2510.3-101 or otherwise, or (iii) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA ((i), (ii) and (iii) collectively, “ERISA-Type Plans”); and (b) if it is a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended, that is not an ERISA-Type Plan (for example, individual retirement accounts, individual retirement annuities or Keogh plans), none of Citigroup Global Markets, Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan’s decision to purchase, hold or dispose of the Notes.

LEGAL MATTERS

The validity of the Notes and certain matters relating thereto will be passed upon for Citigroup Global Markets Holdings by Edward F. Greene, Esq. Mr. Greene, General Counsel of Citigroup Global Markets Holdings, beneficially owns, or has rights to acquire under Citigroup employee benefit plans, an aggregate of less than one percent of the common stock of Citigroup. Certain legal matters will be passed upon for the underwriter by Cleary, Gottlieb, Steen & Hamilton, New York, New York. Cleary, Gottlieb, Steen & Hamilton has also acted as special tax counsel to Citigroup Global Markets Holdings in connection with the Notes. Cleary, Gottlieb, Steen & Hamilton has from time to time acted as counsel for Citigroup Global Markets Holdings and certain of its affiliates and may do so in the future.

You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of the document.

____________

Citigroup Global Markets

Holdings Inc.

5,000,000 1% Principal-Protected

Equity Linked Notes

Based Upon

the S&P 500® Index

Due January 28, 2010

($10 Principal Amount per Note)

Prospectus Supplement

October 25, 2004

(Including Prospectus dated

June 30, 2003)